Exhibit 99.2
BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2007	2006	2006	2006	2006

	Restated
	(see Note 2)

Interest, Dividend and Fee Income
Loans (Note 2)	$2,812	$2,739	$2,664	$2,340	$2,242
Securities	726	589	587	473	509
Deposits with banks	220	214	216	172	167

	3,758	3,542	3,467	2,985	2,918

Interest Expense
Deposits	1,776	1,686	1,536	1,308	1,213
Subordinated debt	43	43	43	41	42
Preferred shares and capital trust securities	25	25	24	25	25
Other liabilities	718	573	630	498	456

	2,562	2,327	2,233	1,872	1,736

Net Interest Income	1,196	1,215	1,234	1,113	1,182
Provision for credit losses (Note 3)	52	16	42	66	52

Net Interest Income After Provision for Credit Losses	1,144	1,199	1,192	1,047	1,130

Non-Interest Revenue
Securities commissions and fees	278	247	260	292	252
Deposit and payment service charges	183	183	187	179	180
Trading revenues (losses) (Note 2)	(352)	90	186	201	241
Lending fees	99	90	92	77	78
Card fees	63	105	106	94	91
Investment management and custodial fees	77	76	77	69	76
Mutual fund revenues	137	130	128	126	115
Securitization revenues	87	55	21	4	20
Underwriting and advisory fees	106	104	92	113	98
Securities gains, other than trading	44	46	51	30	18
Foreign exchange, other than trading	21	27	24	28	23
Insurance income	46	49	58	51	46
Other (Note 2)	81	44	54	96	61

	870	1,246	1,336	1,360	1,299

Net Interest Income and Non-Interest Revenue	2,014	2,445	2,528	2,407	2,429

Non-Interest Expense
Employee compensation (Notes 2 and 6)	931	934	958	932	1,000
Premises and equipment	308	328	299	296	288
Amortization of intangible assets	11	11	10	12	11
Travel and business development	59	76	64	63	50
Communications	33	39	36	31	25
Business and capital taxes	24	19	23	25	27
Professional fees	64	92	65	72	58
Other	108	114	145	129	121

	1,538	1,613	1,600	1,560	1,580

Restructuring Charge (Note 7)	135	-	-	-	-

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	341	832	928	847	849
Income taxes (Note 2)	(26)	117	199	177	224

	367	715	729	670	625
Non-controlling interest in subsidiaries	19	19	19	19	19

Net Income	$348	$696	$710	$651	$606

Preferred share dividends	$9	$8	$6	$8	$8
Net income available to common shareholders	$339	$688	$704	$643	$598
Average common shares (in thousands)	501,136	500,432	500,762	502,502	501,374
Average diluted common shares (in thousands)	510,320	510,166	509,991	512,743	511,600

Earnings Per Share (Canadian $)
Basic	$0.68	$1.37	$1.41	$1.28	$1.19
Diluted	0.67	1.35	1.38	1.25	1.17
Dividends Declared Per Common Share	0.65	0.62	0.62	0.53	0.49

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
22 • BMO Financial Group Restated First Quarter Report 2007

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

(Unaudited) (Canadian $ in millions)	As at
	January 31,	October 31,	July 31,	April 30,	January 31,
	2007	2006	2006	2006	2006

	Restated
	(see Note 2)

Assets

Cash Resources	$22,873	$19,608	$20,160	$19,560	$19,933

Securities
Investment (Note 2)	-	14,166	11,359	11,642	10,599
Available-for-sale (Note 2)	18,235	-	-	-	-
Other (Note 2)	1,465	1,414	1,425	1,433	1,433
Trading	58,401	51,820	45,455	44,079	48,074
Loan substitutes	11	11	11	11	11

	78,112	67,411	58,250	57,165	60,117

Loans (Note 2)
Residential mortgages	63,109	63,321	63,591	63,055	62,652
Consumer instalment and other personal	31,474	30,418	29,693	28,873	28,206
Credit cards	3,764	3,631	5,049	4,874	4,709
Businesses and governments	58,108	56,030	53,433	52,121	48,289
Securities borrowed or purchased under resale agreements	41,843	31,429	31,865	33,116	29,853

	198,298	184,829	183,631	182,039	173,709

Customers’ liability under acceptances	8,252	7,223	7,369	6,639	5,988
Allowance for credit losses (Note 3)	(1,078)	(1,058)	(1,107)	(1,117)	(1,115)

	205,472	190,994	189,893	187,561	178,582

Other Assets
Derivative financial instruments (Note 2)	37,361	30,411	32,247	31,523	30,664
Premises and equipment	2,057	2,047	1,942	1,841	1,818
Goodwill	1,306	1,098	1,104	1,098	1,109
Intangible assets	207	152	163	172	186
Other (Note 2)	8,103	8,257	7,850	7,387	6,814

	49,034	41,965	43,306	42,021	40,591

Total Assets	$355,491	$319,978	$311,609	$306,307	$299,223

Liabilities and Shareholders’ Equity

Deposits (Note 2)
Banks	$33,811	$26,632	$26,362	$23,394	$25,940
Businesses and governments	104,994	100,848	99,821	94,234	90,783
Individuals	78,309	76,368	75,911	76,860	76,536

	217,114	203,848	202,094	194,488	193,259

Other Liabilities
Derivative financial instruments (Note 2)	38,842	31,446	31,418	30,413	28,810
Acceptances	8,252	7,223	7,369	6,639	5,988
Securities sold but not yet purchased	19,472	15,398	14,271	15,653	14,161
Securities lent or sold under repurchase agreements	40,965	31,918	28,148	31,467	31,005
Other (Note 2)	11,083	10,758	9,277	8,647	7,800

	118,614	96,743	90,483	92,819	87,764

Subordinated Debt (Note 2)	2,745	2,726	2,729	3,025	2,456

Preferred Share Liability (Note 8)	450	450	450	450	450

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 8)	5,225	4,827	4,765	4,741	4,716
Contributed surplus	55	49	47	45	43
Retained earnings (Note 2)	10,836	10,974	10,653	10,395	10,125
Accumulated other comprehensive loss (Note 2)	(698)	(789)	(762)	(806)	(740)

	15,418	15,061	14,703	14,375	14,144

Total Liabilities and Shareholders’ Equity	$355,491	$319,978	$311,609	$306,307	$299,223

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
BMO Financial Group Restated First Quarter Report 2007 • 23

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2007	January 31, 2006

	Restated
	(See Note 2)

Net income	$348	$606
Other Comprehensive Income
Net change in unrealized gains on available-for-sale securities	2	-
Net change in cash flow hedges	(45)	-
Net gain (loss) on translation of net foreign operations	182	(128)

Total Comprehensive Income	$487	$478

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2007	January 31, 2006

	Restated	Restated
	(See Note 2)	(See Note 6)

Preferred Shares
Balance at beginning of period	$596	$596
Issued during the period	350	-

Balance at End of Period	946	596

Common Shares
Balance at beginning of period	4,231	4,022
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	28	19
Issued under the Stock Option Plan	29	83
Issued on the exchange of shares of a subsidiary corporation	1	-
Repurchased for cancellation (Note 8)	(10)	(4)

Balance at End of Period	4,279	4,120

Contributed Surplus
Balance at beginning of period	49	35
Stock option expense	6	8

Balance at End of Period	55	43

Retained Earnings
Balance at beginning of period	10,974	9,801
Cumulative impact of adopting new accounting requirements for financial instruments, net of income taxes of $39 (Note 2)	(71)	-
Net income	348	606
Dividends - Preferred shares	(9)	(8)
- Common shares	(325)	(246)
Common shares repurchased for cancellation (Note 8)	(72)	(28)
Share issue expense	(9)	-

Balance at End of Period	10,836	10,125

Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	-	-
Impact of remeasuring available-for-sale securities to market value on November 1, 2006 (net of income taxes of $1)	3	-
Unrealized gains on available-for-sale securities arising during the period (net of income taxes of $4)	7	-
Reclassification of realized gains to earnings in the period (net of income taxes of $3)	(5)	-

Balance at End of Period	5	-

Accumulated Other Comprehensive Loss on Cash Flow Hedges
Balance at beginning of period	-	-
Impact of new cash flow hedge accounting rules on November 1, 2006 (net of income taxes of $28)	(51)	-
Losses on cash flow hedges arising during the period (net of income taxes of $25)	(48)	-
Reclassification to earnings of losses on cash flow hedges (net of income taxes of $2)	3	-

Balance at End of Period	(96)	-

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(789)	(612)
Unrealized gain (loss) on translation of net foreign operations	493	(347)
Impact of hedging translation gains (losses) of net foreign operations (net of income taxes of $164 and $116)	(311)	219

Balance at End of Period	(607)	(740)

Total Accumulated Other Comprehensive Loss	(698)	(740)

Total Shareholders’ Equity	$15,418	$14,144

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
24 • BMO Financial Group Restated First Quarter Report 2007

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2007	January 31, 2006

	Restated	Restated
	(See Note 2)	(See Note 6)

Cash Flows from Operating Activities
Net income	$348	$606
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of securities, other than trading	-	8
Net gain on securities, other than trading	(44)	(26)
Net (increase) in trading securities	(5,295)	(4,644)
Provision for credit losses	52	52
Gain on sale of securitized loans (Note 4)	(60)	(14)
Change in derivative financial instruments
(Increase) decrease in derivative asset	(6,177)	971
Increase (decrease) in derivative liability	6,484	(142)
Amortization of premises and equipment	92	88
Amortization of intangible assets	11	11
Net increase (decrease) in future income taxes	(61)	32
Net decrease in current income taxes	(501)	(98)
Change in accrued interest
(Increase) decrease in interest receivable	206	(6)
Decrease in interest payable	(62)	(84)
Changes in other items and accruals, net	2,068	(657)

Net Cash Used in Operating Activities	(2,939)	(3,903)

Cash Flows from Financing Activities
Net increase in deposits	7,080	2,001
Net increase (decrease) in securities sold but not yet purchased	3,922	(1,951)
Net increase in securities lent or sold under repurchase agreements	8,135	8,868
Net increase in liabilities of subsidiaries	3	328
Proceeds from issuance of preferred shares	350	-
Proceeds from issuance of common shares	57	102
Share issue expense	(9)	-
Common shares repurchased for cancellation (Note 8)	(82)	(32)
Dividends paid	(334)	(254)

Net Cash Provided by Financing Activities	19,122	9,062

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(2,153)	922
Purchases of securities, other than trading	(11,461)	(2,172)
Maturities of securities, other than trading	7,285	1,897
Proceeds from sales of securities, other than trading	1,098	862
Net (increase) in loans, customers’ liability under acceptances and loan substitute securities	(1,652)	(4,264)
Proceeds from securitization of loans (Note 4)	942	496
Net (increase) in securities borrowed or purchased under resale agreements	(9,752)	(2,010)
Premises and equipment - net purchases	(29)	(76)
Acquisitions (Note 5)	(384)	(75)

Net Cash Used in Investing Activities	(16,106)	(4,420)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	90	(94)

Net Increase in Cash and Cash Equivalents	167	645
Cash and Cash Equivalents at Beginning of Period	2,458	2,412

Cash and Cash Equivalents at End of Period	$2,625	$3,057

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
Amounts in the three months ended January 31, 2006 have been restated to reflect the change in accounting policy described in Note 3 to our consolidated financial statements for the year ended October 31, 2006.
BMO Financial Group Restated First Quarter Report 2007 • 25

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

1.	Basis of Presentation

These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2006 as set out on pages 96 to 133 of our 2006 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2006, except as described in Note 2.

2.	Changes in Accounting

Restatement

The Bank has restated these consolidated interim financial statements for the three months ended January 31, 2007 to reflect a more appropriate market-based methodology for its commodities trading portfolio. This change, together with concerns regarding the reliability of quotes received from the Bank’s principal commodities broker used in the original January 31, 2007 valuation, led the Bank to conclude that losses should be recognized in both the first quarter and second quarter of Fiscal 2007. The impact of this change did not have a material impact on the periods prior to the first quarter of 2007.

The following table sets forth the results of the restatement adjustment on line items with a material impact on our interim consolidated financial statements for the three months ended January 31, 2007. Included in the restated amounts disclosed below is a reduction of $203 million in trading revenue and a reduction of $94 million in net income related to periods prior to the first quarter of 2007.

(Canadian $ in millions, except per share figures)	For the three months ended
	January 31, 2007

	As previously
	reported	Restated

Consolidated Statement of Income
Trading revenues (losses)(1)	$136	$(352)
Net Interest Income and Non-Interest Revenue	2,523	2,014
Employee compensation	1,018	931
Income Before Provision (Recovery of) Income Taxes and
Non-Controlling Interest in Subsidiaries	763	341
Income taxes	159	(26)
Net Income	$585	$348

Earnings Per Share
Basic	$1.15	$0.68
Diluted	1.13	0.67

Consolidated Statement of Comprehensive Income
Net income	$585	$348
Total Comprehensive Income	724	487

Consolidated Statement of Changes in Shareholders’ Equity
Retained Earnings
Net income	$585	$348
Balance at End of Period	11,073	10,836
Total Shareholders’ Equity	15,655	15,418

(1)	Also reflects the reclassification of $21 million made between Foreign exchange, other than trading and Trading revenues (losses) to conform with the current period’s presentation.
26 • BMO Financial Group Restated First Quarter Report 2007

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

2.	Changes in Accounting (continued)

Changes in Accounting Policy
On November 1, 2006, we adopted the Canadian Institute of Chartered Accountants’ accounting requirements for securities, hedging derivatives, other comprehensive income and certain other financial instruments. Prior periods have not been restated.

On November 1, 2006, we made the following adjustments to our balance sheet to adopt the new requirements:

(Canadian $ in millions)	As at
November 1,
2006

Increase (decrease)

Consolidated Balance Sheet
Available-for-sale securities (a)	$4
Loans (b)(ii),(d)	(87)
Other assets	51
Derivative financial instruments – asset (b)	70
Deposits (b)(ii)	38
Derivative financial instruments – liability (b)	110
Subordinated debt (b)(ii)	9
Retained earnings	(71)
Accumulated other comprehensive income – available-for-sale securities (a)	3
Accumulated other comprehensive loss – cash flow hedges (b)(i)	(51)

The impact of these changes on our Consolidated Statement of Income is as follows:

(Canadian $ in millions)	For the three months ended
January 31,
2007

Increase (decrease) in net income

Consolidated Statement of Income
Interest, Dividend and Fee Income – Loans (d)	$(2)
Non-Interest Revenue – Trading revenues (losses) (c)	3
Non-Interest Revenue – Other (b)(i)(ii)	(1)
Income taxes	-

Net Income	$-

Other Comprehensive Income
The new rules require that we present a new Consolidated Statement of Comprehensive Income, which is comprised of net income, changes in unrealized gains or losses related to available-for-sale securities, changes in unrealized gains or losses related to cash flow hedges and the net unrealized foreign exchange gain or loss for the period related to our net investment in foreign operations. This statement has been included above our Consolidated Statement of Changes in Shareholders’ Equity.
(a) Securities
The new rules require that we reclassify certain of our securities previously classified as investment securities as either available-for-sale or held-to-maturity securities.
BMO Financial Group Restated First Quarter Report 2007 • 27

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

2.	Changes in Accounting (continued)

Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in other comprehensive income until the security is either sold, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The criteria for other than temporary impairment remain unchanged. Available-for-sale securities where there is no quoted market price, including securities whose sale is restricted, will continue to be recorded at amortized cost. We have not classified any of our investment securities as held-to-maturity.

The new rules do not impact accounting for our merchant banking investments or investments in corporate equity where we exert significant influence, but not control. These are recorded as other securities on our Consolidated Balance Sheet. Additional information on our policies related to securities, determining fair value and other than temporary impairment is included in Note 3 to our consolidated financial statements for the year ended October 31, 2006.

On November 1, 2006, we remeasured our available-for-sale securities at fair value, as appropriate. A net unrealized gain of $3 million was recorded in opening accumulated other comprehensive income.
(b) Hedging Derivatives
The new rules require us to record all of our hedging derivatives at fair value. Prior to November 1, 2006, we accounted for derivatives that qualified as accounting hedges on an accrual basis.
The types of hedging relationships that qualify for hedge accounting have not changed under the new rules. We will continue to designate our hedges as either cash flow hedges or fair value hedges. A description of the items or transactions that we hedge and the risk management policy for each type of hedge is included in Note 9 to our consolidated financial statements for the year ended October 31, 2006.
(i) Cash Flow Hedges
Cash flow hedges are used to manage the possible increase or decrease in interest income or expense related to variable rate assets and liabilities due to changes in interest rates.
Under the new rules, we will continue to record interest receivable or payable on the derivative as an adjustment to interest, dividend and fee income in the Consolidated Statement of Income over the life of the hedge.
To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. Any portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the ineffectiveness of the hedge) is recorded directly in non-interest revenue, other in the Consolidated Statement of Income. The ineffective portion of our cash flow hedges totalled $1 million for the quarter ended January 31, 2007.
For hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss in other comprehensive income is amortized to interest, dividend and fee income in the Consolidated Statement of Income over the remaining term of the original hedge. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in interest, dividend and fee income in the Consolidated Statement of Income. The amount of other comprehensive loss that is expected to be reclassified to the Consolidated Statement of Income over the next 12 months is $15 million ($10 million after tax). This will be offset by increased net interest income on assets and liabilities that are hedged.
On November 1, 2006, we remeasured our cash flow hedge derivatives at fair value. The portion of the fair value that offset the fair value of the hedged item totalled $8 million ($5 million after tax) and was recorded in opening accumulated other comprehensive income. The ineffective portion of cash flow hedges recorded in opening retained earnings totalled less than $1 million. We also reclassified $86 million ($56 million after tax) of deferred losses related to cash flow hedges that were discontinued prior to November 1, 2006 from other assets to opening accumulated other comprehensive income.
28 • BMO Financial Group Restated First Quarter Report 2007

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

2.	Changes in Accounting (continued)
(ii) Fair Value Hedges
Fair value hedges are used to manage possible changes in the value of our fixed rate assets and liabilities due to changes in interest rates. For fair value hedges, not only is the hedging derivative recorded at fair value but fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (quasi fair value). To the extent that the change in the fair value of the derivative does not offset changes in the quasi fair value adjustment to the hedged item (the ineffectiveness of the hedge), the net amount will be recorded directly in non-interest revenue, other in the Consolidated Statement of Income. The ineffective portion of our fair value hedges totalled less than $1 million for the quarter ended January 31, 2007.
For fair value hedges that are discontinued, we cease adjusting the hedged item to quasi fair value. The quasi fair value adjustment on the hedged item will be recorded as an adjustment to the interest income/expense on the hedged item over its remaining term to maturity. If the hedged item is sold or settled, any remaining quasi fair value adjustment would be included in the determination of the gain or loss on sale or settlement.
When we remeasured fair value hedging derivatives to fair value on November 1, 2006, we made a corresponding adjustment to the carrying value of the items that we hedge with those derivatives (quasi fair value adjustment). The difference between these two amounts was recorded in opening retained earnings and totalled less than $1 million. On November 1, 2006, we also reclassified deferred amounts related to fair value hedges that were discontinued prior to November 1, 2006 from other assets to adjust the carrying amount of the items that were previously hedged. Quasi fair value adjustments related to these two activities were comprised of an increase in loans of $3 million, an increase in deposits of $38 million, an increase in subordinated debt of $9 million and an increase in other assets of $6 million.
(c) Fair Value Option
The new rules allow management to elect to measure financial instruments that would not otherwise be accounted for at fair value as trading instruments with changes in fair value recorded in income provided they meet certain criteria. Financial instruments must be designated on November 1, 2006 when the new standard was adopted or when new financial instruments are acquired, and the designation is irrevocable.
Structured notes issued by the Bank include embedded options. The Bank enters into derivatives which manage our exposure to changes in the structured note fair value caused by changes in interest rates. The structured notes are designated as trading under the fair value option which better aligns the accounting result with how the portfolio is managed. These notes are classified as other liabilities. The fair value and amount due at contractual maturity of these notes as at January 31, 2007 was $532 million and $526 million, respectively. The impact of recording these notes as trading was an increase in non-interest revenue, trading revenues of $3 million for the quarter ended January 31, 2007. The increase was offset by a loss on the derivatives.
Securities in our insurance subsidiaries that support our insurance liabilities have been designated as trading under the fair value option. Since the actuarial calculation of insurance liabilities is based on the recorded value of the securities supporting them, recording the securities at fair value better aligns the accounting result with how the portfolio is managed. The fair value of these securities as at January 31, 2007 was $33 million. The impact of recording these securities as trading was an increase in non- interest revenue, insurance income of less than $1 million for the quarter ended January 31, 2007.
On November 1, 2006, we remeasured the portfolio of structured notes and certain of our insurance subsidiary securities at fair value. The net unrealized loss of less than $1 million was recorded in opening retained earnings.
(d) Effective Interest Method
Loan origination costs are included in our loan balances and are recognized in interest, dividend and fee income, loans, over the life of the resulting loan. Prior to November 1, 2006, an equal amount of loan origination costs were recognized each period over the life of the resulting loan. The new rules require that we use the effective interest method to recognize loan origination costs whereby the amount recognized varies over the life of the loan based on principal outstanding.
BMO Financial Group Restated First Quarter Report 2007 • 29

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

2.	Changes in Accounting (continued)
As at November 1, 2006, we adjusted our deferred loan origination costs to what the balance would have been had we always used the effective interest method to recognize loan origination costs. The impact was a decrease in loans, residential mortgages of $87 million, a decrease in future income tax liability of $30 million and a decrease in retained earnings of $57 million.

3.	Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at January 31, 2007 and January 31, 2006 there was no allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)			For the three months ended
	Specific allowance		General allowance		Total
	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
	2007	2006	2007	2006	2007	2006

Balance at beginning of period	$153	$169	$905	$959	$1,058	$1,128
Provision for credit losses	52	52	-	-	52	52
Recoveries	22	20	-	-	22	20
Write-offs	(74)	(71)	-	-	(74)	(71)
Foreign exchange and other	3	-	17	(14)	20	(14)

Balance at end of period	$156	$170	$922	$945	$1,078	$1,115

4.	Securitization
During the quarter ended January 31, 2007, we securitized residential mortgages totalling $948 million for total cash proceeds of $942 million. There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $5 million of gains in non-interest revenue, securitization revenues, $37 million of deferred purchase price in available-for-sale securities and $8 million of servicing liability in other liabilities related to the securitization of those loans. The key weighted-average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.7 years, a prepayment rate of 9.0%, an interest rate of 5.33% and a discount rate of 4.19%.

In addition, gains on sales of loans sold to all revolving securitization vehicles were $55 million for the quarter ended January 31, 2007.

5.	Acquisitions

First National Bank & Trust
On January 4, 2007, we completed the acquisition of First National Bank & Trust (“First National”) for total cash consideration of $342 million. The results of First National’s operations have been included in our consolidated financial statements since that date. The acquisition of First National provides us with the opportunity to expand our banking services in the Indianapolis, Indiana market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is deductible for tax purposes. First National is part of our Personal and Commercial Banking U.S. reporting segment.

bcpbank Canada
On December 4, 2006, we completed the acquisition of bcpbank Canada, a full-service chartered bank, for total cash consideration of $42 million. The results of bcpbank Canada’s operations have been included in our consolidated financial statements since that date. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. bcpbank Canada is part of our Personal and Commercial Banking Canada reporting segment.
30 • BMO Financial Group Restated First Quarter Report 2007

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

5.	Acquisitions (continued)

Villa Park Trust and Savings Bank
On December 1, 2005, we completed the acquisition of Chicago-based Villa Park Trust and Savings Bank (“Villa Park”), a community bank, for total cash consideration of $75 million. The results of Villa Park’s operations have been included in our consolidated financial statements since that date. The acquisition of Villa Park provides us with the opportunity to expand our banking services in the Chicago, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Villa Park is part of our Personal and Commercial Banking U.S. reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)		January 31, 2007	January 31, 2006
		bcpbank
	First National	Canada	Villa Park

Cash resources	$80	$47	$16
Securities	348	23	56
Loans	1,013	292	247
Premises and equipment	35	9	4
Goodwill	168	8	43
Core deposit intangible asset	48	12	7
Other assets	53	2	2

Total assets	1,745	393	375

Deposits	1,377	339	296
Other liabilities	26	12	4

Total liabilities	1,403	351	300

Purchase price	$342	$42	$75

The allocation of the purchase price for First National and bcpbank Canada is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.
6.	Employee Compensation

Change in Accounting Policy
During the year ended October 31, 2006, we adopted the CICA’s new accounting requirements for stock-based compensation. The new rules require that stock-based compensation granted to employees eligible to retire be expensed at the time of grant. Previously, we amortized the cost over the vesting period. Prior periods have been restated to reflect this change.

Stock Options
During the quarter ended January 31, 2007, we granted a total of 1,219,500 stock options. The weighted-average fair value of these options was $7.54 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the three months ended January 31, 2007

Expected dividend yield	3.8%
Expected share price volatility	15.6%
Risk-free rate of return	4.0%
Expected period until exercise	7.4 years

BMO Financial Group Restated First Quarter Report 2007 • 31

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

6.	Employee Compensation (continued)

Pension and Other Employee Future Benefit Expenses We recorded pension and other employee future benefit expenses as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
	January 31,	January 31,	January 31,	January 31,
	2007	2006	2007	2006

Benefits earned by employees	$40	$34	$5	$5
Interest cost on accrued benefit liability	55	52	12	11
Actuarial loss recognized in expense	16	21	4	4
Amortization of plan amendment costs	2	1	(1)	(2)
Expected return on plan assets	(69)	(62)	(1)	(1)

Benefits expense	44	46	19	17
Canada and Quebec pension plan expense	13	13	-	-
Defined contribution expense	4	3	-	-

Total pension and other employee future benefit expenses	$61	$62	$19	$17

7.	Restructuring Charge

On January 31, 2007, we recorded a restructuring charge of $135 million in the Consolidated Statement of Income. The objectives of the restructuring are to enhance customer service by directing spending and resources on front-line sales and service improvements; creating more efficient processes and systems across the company and continuing accelerating the pace of the company’s growth.

The charge relates to the elimination of approximately 1,000 positions in primarily non-customer-facing areas of the company across all support functions and business groups. Of the charge, $117 million relates to severance-related costs, $11 million is associated with premises-related charges and $7 million relates to other costs.

Premises-related charges include lease cancellation payments for those locations where we have legally extinguished our lease obligation as well as the carrying value of abandoned assets.

We engaged a professional services firm to provide us with strategic and organizational advice with respect to the restructuring initiatives. A charge of $7 million for these services has been included in the restructuring charge.

At January 31, 2007, we have recorded $121 million in other liabilities, other on the Consolidated Balance Sheet related to amounts to be paid in future periods.

8.	Share Capital

During the quarter ended January 31, 2007, we issued 14,000,000 4.5% Non-Cumulative Perpetual Class B Preferred Shares, Series 13, at a price of $25.00 per share, representing an aggregate issue price of $350 million.

During the quarter ended January 31, 2007, we repurchased 1,194,900 common shares at an average cost of $69.08 per share, totalling $82 million. During the quarter ended January 31, 2006, we repurchased 538,200 common shares at an average cost of $60.33 per share, totalling $32 million. There have been 1,660,700 common shares repurchased under the existing normal course issuer bid that expires on September 5, 2007 and pursuant to which we are permitted to repurchase up to 15,000,000 common shares.
32 • BMO Financial Group Restated First Quarter Report 2007

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

8.	Share Capital (continued)

Share Capital Outstanding (a)
(Canadian $ in millions, except as noted)		January 31, 2007
	Number
	of shares	Amount	Convertible into...

Preferred Shares – Classified as Liabilities
Class B – Series 4	8,000,000	$200	common shares (b)
Class B – Series 6	10,000,000	250	common shares (b)

		450

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	-
Class B – Series 10 (c)	12,000,000	396	common shares (b)
Class B – Series 13	14,000,000	350	-

		946
Common Shares	500,834,764	4,279	-

Share Capital		$5,225

Stock options issued under stock option plan		n/a	23,584,878 common shares

(a)	For additional information refer to Notes 20 and 21 to our consolidated financial statements for the year ended October 31, 2006 on pages 118 to 121 of our 2006 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.
n/a – not applicable

9.	United States Generally Accepted Accounting Principles

Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended
	January 31,	January 31,
	2007	2006
	Restated	Restated
	(See Note 2)	(See Note 6)
Net Income-Canadian GAAP	$348	$606
United States GAAP adjustments	(12)	(37)

Net Income-United States GAAP	$336	$569

Earnings Per Share
Basic-Canadian GAAP	$0.68	$1.19
Basic-United States GAAP	0.65	1.12
Diluted-Canadian GAAP	0.67	1.17
Diluted-United States GAAP	0.64	1.10

Hybrid Financial Instruments

During the quarter ended January 31, 2007, we adopted the new United States accounting standard on hybrid financial instruments. The new rules allow us to elect to measure certain hybrid financial instruments at fair value in their entirety, with any changes in fair value recognized in earnings. Under the previous rules, only the embedded derivative in the hybrid financial instrument was recorded at fair value. We did not elect to measure any hybrid financial instruments at fair value.

The new standard did not have any impact on our consolidated financial statements.
BMO Financial Group Restated First Quarter Report 2007 • 33

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

9.	United States Generally Accepted Accounting Principles (continued)

Pensions and Other Employee Future Benefits
During the quarter ended January 31, 2007, we adopted the new United States accounting standard on pensions and other employee future benefit plans. The new rules will require us to recognize in our Consolidated Balance Sheet the funded status of the pension benefit and other employee future benefit plans, with a corresponding adjustment to accumulated other comprehensive income, net of tax. There will be no change in the calculation of the pension and other employee future benefits expense.

Financial Instruments
During the quarter ended January 31, 2007, we adopted new Canadian accounting requirements for financial instruments, hedges and other comprehensive income, which are harmonized with the United States accounting standards (see Note 2).

10.	Operating and Geographic Segmentation

Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.

Personal and Commercial Banking Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of products and services to personal and business clients in Canada through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in the United States, primarily in the Chicago area and Indiana, through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.

BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
34 • BMO Financial Group Restated First Quarter Report 2007

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

10.	Operating and Geographic Segmentation (continued)

Corporate Services
Corporate Services includes Technology and Operations (“T&O”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Services include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.

T&O manages, maintains and provides governance over information technology, real estate, operations services and sourcing for the Bank. The unit focuses on enterprise-wide priorities that improve quality and efficiency.

Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to P&C, PCG, and BMO CM and only minor amounts are retained in T&O’s results. As such, results for Corporate Services largely reflect operating results of Corporate units.

Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.

Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.

Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.

Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.

Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.

Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.
BMO Financial Group Restated First Quarter Report 2007 • 35

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2007
(Unaudited)

10.	Operating and Geographic Segmentation (continued)

Our results and average assets, allocated by operating segment and geographic region, are as follows:

(Canadian $ in millions)
For the three months ended	P&C	P&C			Corporate	Total	Teb	Total
January 31, 2007 (Restated - See Note 2)	Canada	U.S.	PCG	BMO CM	Services (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$760	$186	$151	$232	$(94)	$1,235	$(39)	$1,196
Non-interest revenue	406	42	355	(25)	92	870	-	870

Total Revenue	1,166	228	506	207	(2)	2,105	(39)	2,066
Provision for credit losses	80	9	1	20	(58)	52	-	52
Non-interest expense	649	175	359	328	162	1,673	-	1,673

Income before taxes and non-controlling interest in subsidiaries	437	44	146	(141)	(106)	380	(39)	341
Income taxes	145	15	51	(123)	(75)	13	(39)	(26)
Non-controlling interest in subsidiaries	-	-	-	-	19	19	-	19

Net Income	$292	$29	$95	$(18)	$(50)	$348	$-	$348

Average Assets	$117,128	$23,509	$6,960	$192,772	$3,066	$343,435	$-	$343,435

Goodwill (As At)	$101	$778	$327	$98	$2	$1,306	$-	$1,306

For the three months ended	P&C	P&C			Corporate	Total	Teb	Total
January 31, 2006 (3)	Canada	U.S.	PCG	BMO CM	Services (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$726	$185	$138	$207	$(43)	$1,213	$(31)	$1,182
Non-interest revenue	370	40	326	536	27	1,299	-	1,299

Total Revenue	1,096	225	464	743	(16)	2,512	(31)	2,481
Provision for credit losses	78	8	1	20	(55)	52	-	52
Non-interest expense	624	161	327	420	48	1,580	-	1,580

Income before taxes and non-controlling interest in subsidiaries	394	56	136	303	(9)	880	(31)	849
Income taxes	132	23	45	81	(26)	255	(31)	224
Non-controlling interest in subsidiaries	-	-	-	-	19	19	-	19

Net Income	$262	$33	$91	$222	$(2)	$606	$-	$606

Average Assets	$111,467	$21,625	$6,428	$154,745	$4,533	$298,798	$-	$298,798

Goodwill (As At)	$93	$591	$325	$98	$2	$1,109	$-	$1,109

For the three months ended
January 31, 2007 (Restated - See Note 2)	Canada	United States	Other countries	Total (2)

Net interest income	$913	$245	$77	$1,235
Non-interest revenue	999	(161)	32	870

Total Revenue	1,912	84	109	2,105
Provision for credit losses	51	1	-	52
Non-interest expense	1,213	418	42	1,673

Income before taxes and non-controlling interest in subsidiaries	648	(335)	67	380
Income taxes	164	(166)	15	13
Non-controlling interest in subsidiaries	14	5	-	19

Net Income	$470	$(174)	$52	$348

Average Assets	$203,317	$107,919	$32,199	$343,435

Goodwill (As At)	$419	$887	$-	$1,306

For the three months ended
January 31, 2006 (3)	Canada	United States	Other countries	Total (2)

Net interest income	$902	$273	$38	$1,213
Non-interest revenue	900	353	46	1,299

Total Revenue	1,802	626	84	2,512
Provision for credit losses	49	3	-	52
Non-interest expense	1,121	426	33	1,580

Income before taxes and non-controlling interest in subsidiaries	632	197	51	880
Income taxes	190	63	2	255
Non-controlling interest in subsidiaries	14	5	-	19

Net Income	$428	$129	$49	$606

Average Assets	$185,877	$87,015	$25,906	$298,798

Goodwill (As At)	$410	$699	$-	$1,109

(1)	Corporate Services includes Technology and Operations.

(2)	Taxable equivalent basis-see Basis of Presentation section.

(3)	Amounts in the above tables have been restated to reflect the changes in accounting policy described in Notes 3 and 21 to our consolidated financial statements for the year ended October 31, 2006.
36 • BMO Financial Group Restated First Quarter Report 2007